Filed Pursuant to Rule 433

Registration Statement (No. 333-234422)

June 7, 2022

NiSource Inc.

$350,000,000 5.000% Notes due 2052

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated June 7, 2022)

Issuer:	NiSource Inc.

Security:	5.000% Notes due 2052 (the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (stable)/BBB (stable)

Size:	$350,000,000

Public Offering Price:	99.614% of the principal amount

Maturity Date:	June 15, 2052

Benchmark Treasury:	2.250% due February 15, 2052

Benchmark Treasury Price/Yield:	83-05 / 3.125%

Spread to Benchmark Treasury:	T+190 basis points

Yield to Maturity:	5.025%

Optional Redemption Terms:

Make-whole call at any time prior to December 15, 2051 (the “Par Call Date”) at a redemption price equal to the greater of: (1)(a) 30 basis points spread over the applicable Treasury Benchmark (calculated to the Par Call Date) less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the Par Call Date at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Coupon:	5.000%

Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2022

Initial Interest Accrual Date:	June 10, 2022

Format:	SEC Registered

Transaction Date:	June 7, 2022

Expected Settlement Date**:	June 10, 2022 (T+3)

CUSIP/ISIN:	65473P AM7/ US65473PAM77

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc.

Co-Managers:	Loop Capital Markets LLC PNC Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Notes against payment for the Notes on or about June 10, 2022, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847, BofA Securities, Inc., toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or MUFG Securities Americas Inc., toll-free at 1-877-649-6848.